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June 20, 2023	BEIJING BRUSSELS FRANKFURT HONG KONG LONDON MUNICH PARIS SÃO PAULO SEOUL SHANGHAI SINGAPORE TOKYO TORONTO

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Austin Pattan
Kathleen Krebs
Division of Corporation Finance Office of Technology

Re:	CXApp Inc.
Amendment No. 2 to Registration Statement on Form S-1 Filed June 20, 2023
File No. 333-271340

Ladies and Gentlemen:

On behalf of our client, CXApp Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 2 (“Amendment No. 2”) to the above-captioned Registration Statement on Form S-1 of the Company originally filed with the Commission on April 19, 2023 (the “Registration Statement”).

Amendment No. 2 reflects certain revisions to the Registration Statement in response to the comment letter to Mr. Sheikh, the Company’s Chief Executive Officer, dated June 14, 2023, from the staff of the Commission (the “Staff”) and other updated information.

The numbered paragraph in bold below set forth the Staff’s comments together with the Company’s responses. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 2, which is being filed with the Commission contemporaneously with the submission of this letter. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 2.

Registration Statement on Form S-1 filed June 20, 2023

Cover Page

1.	We note your response to prior comment 2 and your disclosure that the prospectus relates to “24,080,000 shares of common stock reserved for issuance upon the exercise of warrants to purchase common stock, which are comprised of 13,800,000 shares of common stock issuable upon exercise of the public warrants and 10,280,000 shares of common stock issuable upon exercise of the private placement warrants.” It appears that you also intend to register the resale by the Sponsor and BlackRock of the shares issuable upon exercise of the Private Placement Warrants. Therefore, in addition to indicating that you are registering the offer and sale by the company of the shares issuable exercise of the Private Placement Warrants, also indicate that you are registering the resale by the Sponsor and BlackRock of the shares issuable upon exercise of the Private Placement Warrants.

Response: The Company acknowledges the Staff’s comment and clarified that it is registering the resale by the Sponsor of the shares issuable upon exercise of the Private Placement Warrants. The Company is not intending to register the resale of the shares issuable upon exercise of the Private Placement Warrants by BlackRock because BlackRock is not an affiliate of the Company.

2.	Please clarify that the Private Placement Warrants were issued to both the Sponsor and BlackRock.

Response: The Company acknowledges the Staff’s comment and clarified that the Private Placement Warrants were issued to the Sponsor and BlackRock.

Certain existing stockholders purchased, or may purchase, securities in the Company at a price below the current trading price…, page 13

3.	As requested in prior comment 7, please specifically address all selling securityholders who may experience a positive rate of return based on the current market price. In particular, disclose the number of securities being offered by the Direct Anchor Investors and the Sponsor (including the number of shares attributable to Inpixon and Inpixon’s management through their interests in the Sponsor) and the potential profit from the sale of these securities based on the market price. In addition, if BTIG LLC may experience a positive rate of return, disclose the number of shares and the potential profit.

Response: The Company acknowledges the Staff’s comment and has updated the risk factor on page 13 in Amendment No. 2.

Sales of a substantial number of our securities in the public market by the Selling Securityholders…, page 13

4.	In response to comment 9, you disclose that you issued 100,000 shares to BTIG, LLC “without cash consideration in exchange for their engagement to provide strategic and capital markets advisory services.” Please disclose the value of the services provided by BTIG for these shares and thus the effective purchase price. Provide this disclosure here and elsewhere as appropriate.

Response: The Company acknowledges the Staff’s comment and has updated the disclosure on the cover note and pages 13, 14, and II-2 in Amendment No. 2.

Principal Stockholders, page 97

5.	Please revise the beneficial ownership table to be consistent with the disclosure requirements of Item 403 of Regulation S-K and to reflect beneficial ownership as of the most recent practicable date. For example, it is unclear why you are including “CXApp existing Stockholders” and “KINS Public Stockholders” in the table.

Response: The Company acknowledges the Staff’s comment and has updated the beneficial ownership table on page 97 in Amendment No. 2.

Item 15. Recent Sales of Unregistered Securities, page II-2

6.	We note your response to prior comment 15. Please provide disclosure regarding your sales of unregistered securities within the past three years.

Response: The Company acknowledges the Staff’s comment and has updated the disclosure on page II-2 in Amendment No. 2.

* * *

We thank the Staff for its review of the foregoing and Amendment No. 2. If you have further comments, please do not hesitate to contact me at michael.mies@skadden.com or by telephone at (650) 470-3130.

Sincerely,

/s/ Michael J. Mies
Name:	Michael J. Mies

cc:	Khurram P. Sheikh, CXApp Inc.

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